SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

January 26, 2007

4th Quarter 2006

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KTC)

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of December 31, 2006 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report as of December 31, 2006 will be filed with the Financial Supervisory Service(FSS) and th Korea Exchange(KRX) in March 31, 2007.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.

Tel : 82-31-727-0950~59

Fax : 82-31-727-0949

E-mail: shinbo@kt.co.kr

1. Financial Highlights

A. Summary of Income Statement

(KRW bn)	2006 4Q	2006 3Q	2006 4Q / 2006 3Q		2005 4Q	2006 4Q / 2005 4Q		2006 cum.
			amount	Δ%		amount	Δ%
Operating revenue	2,927.9	2,999.7	-71.8	-2.4%	2,970.1	-42.2	-1.4%	11,780.9
☐ Internet access	596.4	604.6	-8.2	-1.4%	630.9	-34.4	-5.5%	2,430.2
☐ Internet application	64.8	77.4	-12.6	-16.3%	58.9	5.9	10.1%	261.6
☐ Data	307.2	309.9	-2.7	-0.9%	324.2	-17.0	-5.2%	1,233.8
☐ Telephone	1,028.3	1,082.4	-54.1	-5.0%	1,084.7	-56.4	-5.2%	4,247.2
☐ LM	425.1	435.6	-10.5	-2.4%	450.7	-25.6	-5.7%	1,737.1
☐ Wireless	338.5	356.2	-17.7	-5.0%	262.8	75.7	28.8%	1,349.9
☐ Satellite	27.3	27.2	0.0	0.1%	28.3	-1.1	-3.8%	109.9
☐ Real estate	52.0	52.8	-0.8	-1.5%	29.0	22.9	78.9%	163.5
☐ Others	88.3	53.5	34.9	65.3%	100.6	-12.2	-12.2%	247.8
¡ SI	76.6	41.9	34.7	82.7%	103.4	-26.8	-25.9%	198.2

Operating expenses	2,851.9	2,563.4	288.5	11.3%	2,710.8	141.1	5.2%	10,033.7

☐ Labor	747.1	604.9	142.3	23.5%	645.8	101.4	15.7%	2,546.5
☐ Commissions	182.1	173.3	8.8	5.0%	178.5	3.6	2.0%	664.1
☐ Sales commission	143.5	144.2	-0.7	-0.5%	48.8	94.6	193.7%	497.1
☐ Sales promotion	99.4	77.6	21.8	28.0%	86.1	13.3	15.4%	275.3
☐ Advertising	30.4	25.1	5.3	21.1%	47.7	-17.3	-36.2%	94.5
☐ Provision for doubtful accounts	-4.2	-4.1	-0.1	N/A	9.8	-14.0	N/A	18.1
☐ Depreciation	630.7	526.8	103.9	19.7%	629.0	1.7	0.3%	2,118.4
☐ Repairs & maintenance	81.0	72.7	8.3	11.4%	113.6	-32.6	-28.7%	312.6
☐ Cost of goods sold	145.6	191.4	-45.8	-23.9%	102.7	42.9	41.8%	618.5
☐ Cost of service provided	483.8	448.7	35.1	7.8%	557.2	-73.4	-13.2%	1,801.0
☐ R&D	69.3	46.5	22.8	49.0%	86.3	-17.0	-19.7%	209.1
☐ Others	243.3	256.3	-13.0	-5.1%	205.3	38.0	18.5%	878.5

Operating income	76.0	436.3	-360.2	-82.6%	259.4	-183.3	-70.7%	1,747.2

Operating margin	2.6%	14.5%	-11.9%P		8.7%	-6.1%P		14.8%

EBITDA(1)	706.7	963.0	-256.4	-26.6%	888.3	-181.7	-20.4%	3,865.6

EBITDA margin	24.1%	32.1%	-8.0%P		29.9%	-5.8%P		32.8%
Non-operating income	224.9	108.5	116.4	107.3%	53.7	171.2	318.6%	597.5
Non-operating expenses	141.3	130.3	11.0	8.4%	205.2	-63.9	-31.1%	741.5

Ordinary income	159.6	414.4	-254.8	-61.5%	107.9	51.7	47.9%	1,603.3

Income tax expenses	-16.7	96.8	-113.5	N/A	3.9	-20.6	N/A	357.5
Effective tax rate	-10.5%	23.4%	N/A		3.6%	N/A		22.3%

Net income	176.4	317.6	-141.2	-44.5%	104.0	72.4	69.6%	1,245.8

EPS (won)	847	1,528	-681	-44.5%	482	365	75.8%

¡	Revenue

-	Decline in QoQ and YoY revenue for telephone and LM due to decreased Ann handset sales and traffic volume
-	Decline in QoQ wireless revenue from slowdown in handset sales, and decline in Internet application revenue due to lower demand for IDC and Bizmeka services

¡	Operating Expense

-	Increase in QoQ and YoY operating expenses due to increased marketing costs, increased depreciation expenses from higher CAPEX, and changes in accounting principles for FY2006 in recognizing annual incentive payments leading to increased labor costs

¡	Income Tax Expenses

-	Lower QoQ income tax expenses due to decline in income and a rise in temporary tax credit for increased CAPEX in 4Q

B. Summary of Balance Sheet

(KRW bn)	2006 4Q	2006 3Q	2006 4Q /2006 3Q		2005 4Q	2006 4Q /2005 4Q
			amount	Δ%		amount	Δ%
Total assets	18,007.3	17,745.2	262.1	1.5%	17,936.5	70.8	0.4%
☐ Current assets	3,276.0	3,211.7	64.3	2.0%	3,418.9	-142.9	-4.2%
¡ Quick assets	3,182.2	3,108.2	73.9	2.4%	3,303.0	-120.9	-3.7%
- Cash & Cash equivalents	1,062.9	927.7	135.3	14.6%	1,180.3	-117.4	-9.9%
¡ Inventories	93.8	103.5	-9.7	-9.3%	115.9	-22.0	-19.0%
☐ Non-current assets	14,731.3	14,533.4	197.9	1.4%	14,517.6	213.7	1.5%
¡ Investments	3,861.4	3,834.7	26.7	0.7%	3,663.0	198.4	5.4%
- KTF shares	2,765.9	2,774.6	-8.7	-0.3%	2,556.7	209.2	8.2%
- Long-term loans	189.2	219.1	-29.9	-13.6%	311.3	-122.1	-39.2%
- Others	906.2	841.0	65.3	7.8%	794.9	111.4	14.0%
¡ Tangible assets	10,399.1	10,286.5	112.6	1.1%	10,411.5	-12.4	-0.1%
¡ Intangible assets	470.8	412.2	58.5	14.2%	443.1	27.7	6.2%

Total liabilities	9,444.8	9,356.5	88.3	0.9%	9,893.5	-448.7	-4.5%

☐ Current liabilities	3,265.7	2,902.2	363.5	12.5%	3,080.0	185.7	6.0%
¡ Interest-bearing debts	709.7	578.8	130.9	22.6%	800.5	-90.8	-11.3%
¡ Accounts payable	649.2	672.2	-23.0	-3.4%	735.3	-86.1	-11.7%
¡ Others	1,906.8	1,651.3	255.6	15.5%	1,544.3	362.5	23.5%
☐ Long-term liabilities	6,179.1	6,454.3	-275.2	-4.3%	6,813.5	-634.4	-9.3%
¡ Interest-bearing debts	4,729.4	4,904.0	-174.6	-3.6%	5,372.6	-643.2	-12.0%
¡ Installation deposit	907.5	919.3	-11.8	-1.3%	958.9	-51.4	-5.4%
¡ Others	542.2	631.1	-88.9	-14.1%	482.0	60.2	12.5%

Total shareholders’ equity	8,562.5	8,388.7	173.8	2.1%	8,043.0	519.5	6.5%

☐ Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
☐ Capital surplus	1,440.9	1,440.3	0.7	0.0%	1,440.3	0.7	0.0%
☐ Retained earnings	9,366.2	9,156.4	209.9	2.3%	8,798.7	567.5	6.5%
☐ Capital adjustments	-3,805.7	-3,769.0	-36.7	N/A	-3,757.0	-48.7	N/A
¡ Treasury stock	-3,826.6	-3,840.5	13.9	N/A	-3,840.5	13.9	N/A
¡ Gain(loss) on valuation of investment securities	4.4	37.3	-32.9	-88.3%	0.0	4.4	N/A
¡ Others	16.5	34.2	-17.7	-51.7%	83.5	-67.0	-80.2%

Total interest-bearing debt	5,439.1	5,482.7	-43.7	-0.8%	6,173.1	-734.0	-11.9%

Net debt	4,376.1	4,555.1	-178.9	-3.9%	4,992.8	-616.6	-12.4%

Net debt / Total shareholders’ equity	51.1%	54.3%	-3.2%p		62.1%	-11.0% P

¡	Assets

-	Equity investment in KT Capital (KRW 100 billion), acquisition of Olive9 shares (KRW 22 billion), and increase in tangible assets from increased CAPEX resulted in a QoQ increase of KRW 262.1 billion

¡	Liabilities

-	Other current liabilities increased due to increased accrued expenses from recognition of incentive payments following changes in accounting principle, and increased payables caused by a rise in operating expenses

¡	Shareholders’ Equity

-	Increase of KRW 173.8 billion in shareholders’ equity from positive 4Q net income of KRW 176.4 billion

2. Operating Results

A. Internet Revenue

(KRW bn)	2006 4Q	2006 3Q	2006 4Q / 2006 3Q		2005 4Q	2006 4Q / 2005 4Q		2006 cum.
			amount	Δ%		amount	Δ%
Internet access	596.4	604.6	-8.2	-1.4%	630.9	-34.4	-5.5%	2,430.2
☐ Broadband	537.0	536.7	0.3	0.1%	558.7	-21.7	-3.9%	2,173.4
¡ Megapass	518.4	524.5	-6.1	-1.2%	536.3	-17.9	-3.3%	2,103.2
¡ Nespot	18.6	12.2	6.4	52.6%	22.4	-3.8	-16.8%	70.3
☐ Kornet	62.9	71.3	-8.5	-11.9%	71.8	-8.9	-12.4%	270.7
☐ Others	-3.4	-3.4	0.0	N/A	0.4	-3.9	N/A	-14.0

Internet application	64.8	77.4	-12.6	-16.3%	58.9	5.9	10.1%	261.6
☐ IDC	30.6	36.3	-5.7	-15.8%	24.9	5.7	23.0%	123.1
☐ Bizmeka	16.1	24.3	-8.2	-33.7%	15.8	0.3	2.0%	75.7
☐ Others	18.1	16.8	1.3	7.9%	18.2	-0.1	-0.7%	62.8

¡	Decrease in Internet access revenue from long-term customer discounts and decline in Kornet revenue from downturn in demand

¡	Fall in Internet application revenue due to lower demand for IDC(Internet Data Center) servers and Bizmeka service

B. Data Revenue

(KRW bn)	2006 4Q	2006 3Q	2006 4Q / 2006 3Q		2005 4Q	2006 4Q / 2005 4Q		2006 cum.
			amount	Δ%		amount	Δ%
Data	307.2	309.9	-2.7	-0.9%	324.2	-17.0	-5.2%	1233.8
☐ Leased line	269.4	270.7	-1.3	-0.5%	284.9	-15.5	-5.4%	1077.8
¡ Local	113.6	112.9	0.7	0.6%	123.4	-9.8	-7.9%	451.7
¡ Domestic long distance	82.0	84.1	-2.1	-2.5%	86.3	-4.3	-5.0%	335.8
¡ International long distance	6.1	4.6	1.5	33.1%	3.5	2.7	76.6%	18.9
¡ Broadcasting & others	67.7	69.2	-1.5	-2.2%	71.8	-4.1	-5.7%	271.4
☐ Other data	37.8	39.2	-1.4	-3.5%	39.2	-1.4	-3.6%	156.0
¡ Packet data	2.2	2.3	-0.1	-5.5%	2.6	-0.4	-14.0%	9.1
¡ National network ATM	16.9	18.3	-1.4	-7.4%	19.3	-2.4	-12.2%	74.7
¡ Others	18.7	18.6	0.1	0.7%	17.4	1.3	7.4%	72.2

¡	QoQ decline in leased line revenue is a result of temporary boost in demand in 3Q due to the World Cup games

¡	Other data revenue fell QoQ from declining demand for ATM services

C. Telephone Revenue

(KRW bn)	2006 4Q	2006 3Q	2006 4Q / 2006 3Q		2005 4Q	2006 4Q / 2005 4Q		2006 cum.
			amount	Δ%		amount	Δ%
Telephone revenue	1,028.3	1,082.4	-54.1	-5.0%	1,084.7	-56.4	-5.2%	4,247.2
☐ Subscriber connection	369.3	342.8	26.5	7.7%	351.8	17.5	5.0%	1407.0
¡ Subscription fee	10.5	10.6	-0.1	-0.5%	14.7	-4.2	-28.5%	46.1
¡ Basic monthly fee	278.1	279.5	-1.4	-0.5%	281.4	-3.3	-1.2%	1120.6
¡ Installlation	9.5	9.0	0.5	5.4%	10.1	-0.6	-6.2%	38.9
¡ Interconnection	71.2	43.7	27.6	63.1%	45.6	25.6	56.2%	201.5
☐ Local	217.3	251.7	-34.4	-13.7%	270.2	-52.9	-19.6%	994.9
¡ Usage	162.8	168.9	-6.1	-3.6%	186.9	-24.2	-12.9%	692.3
¡ Interconnection	1.6	34.3	-32.7	-95.4%	36.4	-34.8	-95.6%	106.4
¡ Others	52.9	48.5	4.4	9.2%	46.9	6.0	12.8%	196.2
☐ Domestic long distance	167.0	170.1	-3.1	-1.8%	186.3	-19.2	-10.3%	689.2
¡ Usage	158.6	163.0	-4.4	-2.7%	177.9	-19.3	-10.8%	659.3
¡ Interconnection	4.0	6.7	-2.7	-40.8%	8.1	-4.1	-50.9%	24.5
¡ Others	4.4	0.4	4.0	895.7%	0.3	4.1	1338.2%	5.4
☐ International long distance	50.1	52.7	-2.7	-5.1%	52.1	-2.1	-4.0%	203.5
☐ International settlement	37.5	51.5	-14.0	-27.1%	42.9	-5.3	-12.4%	175.2
☐ VoIP	7.7	7.9	-0.2	-1.9%	6.8	0.9	13.3%	30.1
☐ VAS	104.6	94.1	10.5	11.1%	96.4	8.2	8.5%	385.9
☐ Public telephone	6.5	6.8	-0.3	-4.4%	5.4	1.1	20.2%	27.4
☐ 114 phone directory service	30.3	32.3	-2.0	-6.2%	31.0	-0.8	-2.4%	153.7
☐ Others	37.9	72.5	-34.5	-47.6%	41.8	-3.9	-9.3%	180.1

¡	Telephone revenue declined due to but not limited to following factors

-	Decrease in local and domestic long distance revenue from decline in traffic

-	Decline in international settlements from decreased international traffic

-	Decline in Ann handset sales (4Q: KRW 8.4 billion, 3Q: KRW 43.4 billion)

¡	Regulatory changes introduced in September, 2006 for interconnection charge resulted in higher subscriber interconnection revenue and VAS revenue, while causing a decline in local and local long-distance interconnection revenue

D. LM(Land to Mobile) Interconnection Revenue

(KRW bn)	2006 4Q	2006 3Q	2006 4Q /2006 3Q		2005 4Q	2006 4Q /2005 4Q		2006 cum.
			amount	Δ%		amount	Δ%
LM Revenue	425.1	435.6	-10.5	-2.4%	450.7	-25.6	-5.7%	1,737.1
LM interconnection cost	211.7	211.6	0.1	0.0%	231.0	-19.2	-8.3%	838.0

¡	LM revenue decreased due to decline in LM traffic.

¡	It takes approximately two months for operators to verify the actual volume of LM traffic. KT estimates LM interconnection cost reflecting historical traffic at the time of quarterly closing and makes appropriate adjustments in the following quarter. This is the reason why LM interconnection cost is not directly related to the volatility of LM traffic

E. Wireless Revenue

(KRW bn)	2006 4Q	2006 3Q	2006 4Q /2006 3Q		2005 4Q	2006 4Q /2005 4Q		2006 cum.
			amount	Δ%		amount	Δ%
Wireless revenue	338.5	356.2	-17.7	-5.0%	262.8	75.7	28.8%	1,349.9
☐ PCS resale	328.2	336.1	-7.9	-2.4%	240.7	87.5	36.4%	1,287.9
¡ PCS service	233.2	223.2	10.0	4.5%	215.3	17.8	8.3%	893.2
¡ Handset sales	95.0	113.0	-17.9	-15.9%	25.4	69.7	274.7%	394.7
☐ Others	10.3	20.1	-9.8	-48.9%	22.1	-11.8	-53.5%	62.1

¡	QoQ decline in handset sales resulted in the downturn of wireless revenue

F. Operating Expenses

(KRW bn)	2006 4Q	2006 3Q	2006 4Q / 2006 3Q		2005 4Q	2006 4Q / 2005 4Q		2006 cum.
			amount	Δ%		amount	Δ%
Labor	747.1	604.9	142.3	23.5%	645.8	101.4	15.7%	2,546.5
☐ Salaries & wages	572.9	437.3	135.7	31.0%	462.1	110.8	24.0%	1,884.2
☐ Employee benefits	111.6	120.3	-8.7	-7.2%	132.3	-20.7	-15.7%	452.1
☐ Provision for retirement	62.6	47.4	15.3	32.3%	51.3	11.3	22.1%	210.2
Commissions	182.1	173.3	8.8	5.0%	178.5	3.6	2.0%	664.1
Marketing expenses	273.3	247.0	26.3	10.7%	182.7	90.6	49.6%	866.9
☐ Sales commission	143.5	144.2	-0.7	-0.5%	48.8	94.6	193.7%	497.1
☐ Sales promotion	99.4	77.6	21.8	28.0%	86.1	13.3	15.4%	275.3
☐ Advertising	30.4	25.1	5.3	21.1%	47.7	-17.3	-36.2%	94.5
Provision for doubtful accounts	-4.2	-4.1	-0.1	N/A	9.8	-14.0	N/A	18.1
Depreciation	630.7	526.8	103.9	19.7%	629.0	1.7	0.3%	2,118.4
Repairs and Maintenance	81.0	72.7	8.3	11.4%	113.6	-32.6	-28.7%	312.6
Cost of goods sold	145.6	191.4	-45.8	-23.9%	102.7	42.9	41.8%	618.5
☐ PCS handset cost	88.5	116.2	-27.7	-23.8%	61.2	27.3	44.6%	398.5
☐ PDA, WLAN card, others	57.1	75.1	-18.1	-24.1%	41.4	15.6	37.7%	220.0
Cost of service provided	483.8	448.7	35.1	7.8%	557.2	-73.4	-13.2%	1,801.0
☐ Cost of service	229.6	182.2	47.4	26.0%	272.2	-42.6	-15.7%	770.4
¡ PCS resale network cost to KTF	121.3	105.8	15.5	14.6%	111.8	9.5	8.5%	448.1
¡ SI service cost	73.3	39.3	34.0	86.7%	99.4	-26.2	-26.3%	188.8
¡ Others	35.0	37.1	-2.1	-5.7%	60.9	-26.0	-42.6%	133.6
☐ International settlement cost	42.5	54.9	-12.4	-22.5%	54.1	-11.5	-21.3%	192.5
☐ LM interconnection cost	211.7	211.6	0.1	0.0%	231.0	-19.2	-8.3%	838.0
R&D	69.3	46.5	22.8	49.0%	86.3	-17.0	-19.7%	209.1
Others	243.3	256.3	-13.0	-5.1%	205.3	38.0	18.5%	878.5
* CAPEX	871.0	750.5	120.5	16.1%	729.0	142.0	19.5%	2,371.2

¡	Labor cost

- Estimating performance-based incentive payments was difficult in the past, hence the cost was recognized in the following year. Continued efforts to enhance this process made rational estimation possible, and incentive payable in 2007 was recognized in 4Q. This change in accounting principle resulted in a temporary rise in labor cost for 4Q, but will revert to previous levels in 2007

¡	Marketing expenses

- Marketing expenses increased both QoQ and YoY as competition continued to escalate in the broadband industry

¡	Depreciation

- Depreciation expenses rose as depreciable assets increased due to CAPEX

¡	Cost of goods sold

- Cost of goods sold decreased QoQ due to decline in PCS handsets

¡	Cost of service provided

- Cost of service rose following increased SI sales and higher KTF network costs from increased net adds while international settlement cost declined from a fall in international traffic

G. Non-operating Income

(KRW bn)	2006 4Q	2006 3Q	2006 4Q / 2006 3Q		2005 4Q	2006 4Q / 2005 4Q		2006 cum.
			amount	Δ%		amount	Δ%
Non-operating income	224.9	108.5	116.4	107.3%	53.7	171.2	318.6%	597.5
☐ Gains on disposition of investments	44.8	12.7	32.1	252.2%	0.0	44.8	N/A	58.3
☐ Gains on disposition of tangible assets	1.0	3.0	-2.0	-65.2%	8.5	-7.4	-87.6%	7.3
☐ Interest income	18.1	18.3	-0.2	-1.3%	20.5	-2.4	-11.7%	75.4
☐ FX transaction gain	3.8	3.1	0.7	23.0%	5.9	-2.1	-36.3%	30.1
☐ FX translation gain	23.7	20.5	3.2	15.7%	38.8	-15.1	-38.9%	120.3
☐ USO fund	22.3	11.6	10.7	92.8%	-49.8	72.2	N/A	57.0
☐ Gain on equity method	12.7	15.5	-2.8	-18.4%	24.2	-11.5	-47.7%	54.4
☐ Others	98.6	23.8	74.8	313.7%	5.8	92.8	1612.0%	194.7

¡	Increased gains on disposition of investment is due to the liquidation of Mirae Asset stocks, resulting in a gain of KRW 11.7 billion in 3Q and KRW 44.8 billion in 4Q

¡	As of December 31, 2006, our foreign currency net debt exposure (total borrowings in foreign currency of US$ 1,511 million less total foreign currency deposit of US$ 20 million) stood at US$ 1,491 million. The US$ depreciated by 15.6 won (KRW 945.2 per dollar at the end of September → KRW 929.6 per dollar at the end of December), resulting in FX translation gain of 20.4 billion (FX translation gain of KRW 23.7 billion less FX translation loss of KRW 0.3 billion won = FX translation gain of KRW 20.4 billion)

¡	Other gains include profit of KRW 17.6 billion from liquidation of inactive assets, KRW 13.1 billion refund of Call-Bonus milage allowance, and KRW 24.8 billion income tax refund

<Equity Method>

(KRW bn)	2006 4Q	2006 3Q	2006 4Q /2006 3Q		2005 4Q	2006 4Q /2005 4Q
			amount	Δ%		amount	Δ%
☐ Gain on equity method	12.7	15.5	-2.8	-18.4%	24.2	-11.5	-47.7%
☐ Loss on equity method	11.8	8.7	3.1	36.0%	30.3	-18.5	-61.0%
Gain or loss on equity method	0.8	6.8	-6.0	-87.6%	-6.1	7.0	N/A

Gain or loss on equity method
☐ Gain or loss from KTF	55.9	48.7	7.2	14.8%	57.4	-1.5	-2.6%
☐ Amortization on goodwill from KTF	-45.6	-45.6	0.0	N/A	-45.6	0.0	N/A
☐ Other subsidiaries	-9.5	3.7	-13.2	N/A	-17.9	8.5	N/A

<Schedule for Amortization on Goodwill from KTF>

(KRW bn)	2004	2005	2006	2007	2008	2009	2010
Total	277.4	182.5	182.5	154.5	141.1	141.1	76.0

H. Non-operating Expenses

(KRW bn)	2006 4Q	2006 3Q	2006 4Q /2006 3Q		2005 4Q	2006 4Q / 2005 4Q		2006 cum.
			amount	Δ%		amount	Δ%
Non-operating expenses	141.3	130.3	11.0	8.4%	205.2	-63.9	-31.1%	741.5
☐ Interest expense	79.0	79.5	-0.5	-0.6%	96.7	-17.7	-18.3%	330.0
☐ FX transaction loss	2.5	0.9	1.6	170.2%	1.8	0.8	43.7%	9.8
☐ FX translation loss	3.3	-0.8	4.1	N/A	6.8	-3.6	-52.0%	14.6
☐ Loss on equity method	11.8	8.7	3.1	36.0%	30.3	-18.5	-61.0%	33.4
☐ Loss on disposition of fixed assets	24.9	5.3	19.6	369.6%	17.2	7.6	44.2%	54.6
☐ Others	19.8	36.8	-16.9	-46.0%	52.4	-32.5	-62.1%	299.1

¡	Increase in non-operating expenses is due to an increase in losses on disposal of obsolet equipments

¡	Other non-operating expenses decreased QoQ and YoY due to reduction other specific reserves

Appendix 1: Factsheet

Broadband

	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Oct-06	Nov-06	Dec-06
Broadband Subs	6,077,694	6,133,293	6,172,475	6,244,040	6,241,789	6,240,605	6,320,260	6,333,119	6,348,618	6,347,725	6,352,542
Net Addition	12,372	26,022	13,917	15,281	-3,506	-46,961	34,787	26,562	15,499	-893	4,817
¡ Megapass Lite	4,888,980	4,862,075	4,821,986	4,837,269	4,788,942	4,724,684	4,772,280	4,834,732	4,872,555	4,900,224	4,937,187
¡ Megapass Premium	662,841	688,997	717,099	724,032	717,866	689,726	671,292	646,839	635,543	622,950	604,485
¡ Megapass Special (1)	2,765	4,970	5,973	7,206	8,196	8,992	9,035	8,730	8,529	8,352	8,204
¡ Megapass Ntopia	523,108	577,251	627,417	675,533	726,785	817,203	867,653	842,818	831,991	816,199	802,666

Broadband M/S
KT	51.0%	50.7%	50.3%	51.8%	51.2%	50.0%	49.5%	45.6%	45.5%	45.3%	45.2%
Hanaro	23.1%	22.7%	22.7%	23.0%	22.7%	28.6%	28.2%	25.9%	25.9%	25.8%	25.7%
Powercomm	0.0%	0.0%	0.0%	0.5%	2.1%	3.8%	5.6%	7.1%	7.4%	8.0%	8.6%
Dacom	1.7%	2.1%	2.1%	2.0%	1.7%	1.5%	1.3%	1.0%	0.9%	0.8%	0.8%
SO	9.0%	9.6%	10.3%	11.0%	11.6%	12.6%	12.4%	16.5%	16.6%	16.6%	16.6%
Others	15.2%	14.9%	14.5%	11.7%	10.6%	3.4%	3.1%	3.9%	3.7%	3.6%	3.0%

WLAN
	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Oct-06	Nov-06	Dec-06
WLAN Subs	418,451	455,958	525,718	535,630	519,778	524,671	516,708	492,557	485,811	476,290	440,775
¡ NESPOT Family	238,526	243,902	249,454	242,976	237,259	230,597	219,650	200,883	196,280	191,621	185,599
¡ NESPOT Solo	29,914	32,189	35,871	37,218	38,385	40,725	41,519	39,374	39,280	39,130	38,260
¡ NESPOT Pop	131,882	154,364	180,778	189,955	187,157	180,959	173,070	155,002	152,091	148,930	138,436
¡ NESPOT Biz	18,129	25,503	32,337	43,695	45,814	60,776	64,205	64,458	61,614	60,934	37,011
¡ NESPOT Play	0	0	27,278	21,786	11,163	11,614	13,925	15,318	16,358	12,784	13,792
¡ NESPOT Home	0	0	0	0	0	0	4,339	17,522	20,188	22,891	27,677

Leased Lines
	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Oct-06	Nov-06	Dec-06
Leased Lines	426,633	422,728	417,312	412,160	410,073	407,999	407,357	400,656	399,944	399,807	400,287
¡ Local leased line	390,085	387,080	382,946	378,615	376,620	376,458	375,501	370,349	368,658	368,537	368,693
¡ DLD leased line	36,233	35,404	34,119	33,300	33,217	31,293	31,480	30,028	30,970	30,960	31,283
¡ International leased line	110	105	111	90	91	91	95	94	99	98	102
¡ Broadcasting leased line	205	139	136	155	145	157	281	185	217	212	209
Internet Leased Lines	38,775	39,603	40,995	42,523	43,818	45,802	51,553	49,007	64,209	60,192	56,619

Fixed-line
	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Oct-06	Nov-06	Dec-06
Local (‘000)	20,744	20,769	20,729	20,687	20,522	20,527	20,488	20,392	20,377	20,356	20,331
Domestic Long Distance (‘000)	18,897	18,883	18,791	18,699	18,544	18,629	18,734	18,718	18,719	18,714	18,688
* Ann (‘000)	53	391	782	945	1,066	1,130	1,267	1,610	1,665	1,708	1,747
* Ringo (‘000)	2,072	2,905	3,226	3,303	3,382	3,385	3,485	3,707	3,726	3,764	3,766
* Caller ID Users (‘000)	4,058	4,335	4,600	4,731	4,845	4,931	5,035	5,237	5,263	5,291	5,315

Fixed-line M/S
Local M/S (subscriber base)	93.8%	93.8%	93.5%	93.2%	93.2%	93.0%	92.7%	92.4%	92.3%	92.2%	92.2%
DLD (revenue base) (3)	83.7%	83.5%	83.5%	85.7%	85.6%	85.6%	85.7%	85.8%	85.8%	85.7%	85.6%

Reference Data

	Dec-04	Mar-05	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Oct-06	Nov-06	Dec-06
Population (‘000)	48,199	48,294	48,294	48,294	48,294	48,344	48,498	48,547	48,563	48,364	48,378
Number of Household	15,538	15,789	15,789	15,789	15,789	15,989	15,989	15,989	15,989	15,989	15,989

Company data except Braodband Market Share and Population

*	Source of Population, No of Household: Korea National Statistical Office
*	Broadband ARPU: excluding revenue from WLAN
(1)	Special: Broadband service providing speed up to 20Mbps & 50Mbps.
(2)	The number of VDSL technology applied subscribers among Megapass service
(3)	Special telecom service providers are included in DLD M/S calculation.
(4)	Special telecom service providers are included in ILD M/S calculation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 26, 2007

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director